SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                   SCHEDULE TO
                                 (Rule 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                            (Name of Subject Company)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                             (Name of Filing Person)

                     Common Stock, par value $0.10 per share
                (and Associated Preferred Share Purchase Rights)
                ------------------------------------------------
                         (Title of Class of Securities)
                                    856855101
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael J. Falbo
                      President and Chief Executive Officer
                      State Financial Services Corporation
                           10708 West Janesville Road
                         Hales Corners, Wisconsin 53130
                                 (414) 425-1600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                                 Jay O. Rothman
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE

       --------------------------------- -------------------------------------
            Transaction Valuation*                 Amount of Filing Fee**
       --------------------------------- -------------------------------------

                $11,808,968                           $1,086.43
       --------------------------------- -------------------------------------
* For purposes of calculating amount of filing fee only. This amount was calculated based on the purchase of 715,695 shares of outstanding common stock, par value $0.10 per share, at the purchase price of $16.50 per share in cash.
** A portion of the filing fee was previously paid. The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #7, effective November 22, 2002.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:      $1,062.60         Filing Party:  State Financial
                           -------------                    Services Corporation
                                                            --------------------
Form or Registration No.:  Schedule TO-I     Date Filed:    November 1, 2002
                           -------------                    --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to Schedule TO further amends and supplements the Issuer Tender Offer Statement on Schedule TO, filed on November 1, 2002, as amended on November 19, 2002 and December 9, 2002, relating to the offer by State Financial Services Corporation, a Wisconsin corporation ("State"), to purchase up to 700,000 shares of its common stock, par value $0.10 per share, and associated preferred share purchase rights, or such lesser number of shares as validly tendered and not properly withdrawn, at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest. State's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2002, as amended on November 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as amended and supplemented from time to time, constituted the "Offer."

     This Amendment No. 3 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 4. Terms of the Transaction.

     The tender offer expired at 5:00 p.m., New York City time, on December 6, 2002. State accepted for purchase all 715,695 shares tendered at a purchase price of $16.50 per share.

ITEM 11. Additional Information.

     On December 12, 2002, State issued a press release announcing the final results of its modified Dutch Auction tender offer, which expired at 5:00 p.m., New York City time, on December 6, 2002. The press release is included herein as
Exhibit 99(a)(5)(vii) and is incorporated herein by reference.

ITEM 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

     Exhibit No.       Description
     -----------       -----------

     99(a)(5)(vii)     Press Release of State Financial Services Corporation,
                       dated December 12, 2002

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

                                    SIGNATURE


     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2002               STATE FINANCIAL SERVICES CORPORATION



                                       By: /s/ Michael A. Reindl
                                           -------------------------------------
                                           Michael A. Reindl
                                           Senior Vice President and Treasurer

                                  EXHIBIT INDEX

Exhibit No.                                  Description
-----------                                  -----------

99(a)(1)(i)                 Offer to Purchase, dated November 1, 2002.*

99(a)(1)(ii)                Letter of Transmittal.*

99(a)(1)(iii)               Notice of Guaranteed Delivery.*

99(a)(1)(iv)                Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.*

99(a)(1)(v)                 Letter to Participants in the State Financial
                            Services Corporation 401(k)Sharing Plan.*

99(a)(5)(i)                 Letter to Clients for use by Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.*

99(a)(5)(ii)                Letter to Shareholders from Michael J.
                            Falbo, President and Chief Executive
                            Officer of State Financial Services
                            Corporation, dated November 1, 2002.*

99(a)(5)(iii)               Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.*

99(a)(5)(iv)                Press Release of State Financial Services
                            Corporation, dated October 30, 2002.*

99(a)(5)(v)                 Press Release of State Financial Services
                            Corporation, dated November 19, 2002
                            [Incorporated by reference to Exhibit 99 of State Financial Services Corporation's
                            Current Report on Form 8-K filed on
                            November 19, 2002].*

99(a)(5)(vi)                Press Release of State Financial Services
                            Corporation, dated December 9, 2002.*

99(a)(5)(vii)               Press Release of State Financial Services
                            Corporation, dated December 12, 2002.**

99(b)(i) Amended and Restated Certificate of Trust, dated October 29, 2002, among State Financial Services Corporation, as Sponsor, Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, the administrators named therein and the holders, from time to time, of undivided beneficial interests in the assets of SFSC Capital Trust I.*

99(b)(ii)                   Indenture, dated October 29, 2002,
                            between State Financial Services
                            Corporation and Wilmington Trust Company, as Trustee.*

99(b)(iii)                  Guarantee, dated October 29, 2002,
                            between State Financial Services Corporation, as
                            Guarantor, and Wilmington Trust Company, as Guarantee Trustee.*

(d)                         None.

(g)                         None.

(h)                         None.

*        Previously filed.
**       Filed herewith.

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